EQUITEX, INC.

May 24, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re: Withdrawal of Registration Statement on Form S-4 Pursuant to Rule 477

To Whom It May Concern:

Please be advised that, today, Equitex, Inc. (the “Company”) is withdrawing its filing on Form S-4, made on August 30, 2005 (File No. 333-127947). That registration statement has not been declared effective, and no securities were sold in connection with the offering contemplated in that registration statement. Equitex may undertake a subsequent offering in reliance on Securities Act Rule 155(c). If the Commission has any questions, please contact the undersigned at (303) 796-8940.

Very truly

/s/ Thomas B. Olson

Thomas B. Olson
Corporate Secretary